One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-7793
Fax (914) 921-5384
www.gabelli.com



GAMCO Asset Management Inc.

December 10, 2012

VIA OVERNIGHT MAIL

Mr. Anthony J. Galici
Secretary, Chief Financial Officer, & VP
Griffin Land & Nurseries Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: Director Recommendations

Dear Mr. Galici:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby recommends Edward T. Tokar, Jr. and Walter M. Schenker for consideration as director nominees to the Board of Directors of Griffin Land & Nurseries Inc. ("the Company"). GAMCO's principle executive office is located at One Corporate Center, Rye, New York, 10580. As of December 10, 2012, GAMCO beneficially owned 1,012,459 shares of common stock of Griffin Land & Nurseries Inc.

I have enclosed personal biographies of Mr. Tokar and Mr. Schenker. Edward T. Tokar and Walter M. Schenker have both expressed to GAMCO their willingness to serve on the Company's Board of Directors. If the nominating committee requires any additional information please do not hesitate to contact me at (914) 921-7793.

Best Regards,

David Goldman
General Counsel

DG/gm

EDWARD T. TOKAR

PERSONAL BIOGRAPHY

RESIDENCE:	8 Sweetbriar Road, Summit, New Jersey 07901

EDUCATION:

University of Maryland, 1969, B.S. (with High Honors)
College of William & Mary, 1971, M.B.A.
Certified Public Accountant Designation in 1973

BUSINESS EXPERIENCE:

Senior Managing Director (May, 2004 to present)
Beacon Trust Company
Following retirement from Honeywell, affiliated with Beacon Trust in order to establish a high net worth investment management business and new equity income/ capital appreciation portfolio strategy. Honeywell provided substantial initial capital to fund investments as the flagship account.

Formerly, Chief Executive Officer
Allied Capital Management LLC
(a wholly owned subsidiary of Honeywell International Inc.)
     (and)
Vice President – Investments and Corporate Officer
Honeywell International Inc.

Joined Honeywell (formerly AlliedSignal) in 1977, at which time total investments were approximately $250million. Following numerous acquisitions and long-term investment performance, the overall investment management program for employee benefit fund assets worldwide totaled $18billion at the time of my retirement. Over this 27 year period, the results and operations were recognized nationally for their superior achievements. The compound return was 12% per annum for 27 years.

These activities included investments in various fixed income securities (investment grade and high yield), U.S. and international equities, real estate, private placements, venture capital, partnership funds and a variety of other sophisticated investment vehicles

Experience in developing investment strategy, structuring large and diversified investment programs, managing portfolios and leading outstanding teams spans over 38 years. Likewise, have served as a director or adviser to a variety of public and private companies and investment organizations throughout this period.

PRIOR EXPERIENCE:

Started career at Touche Ross & Co. in their CPA and consulting activities. Later, was head of the Finance Division at the National Rural Electric Cooperative Association. Both in Washington, D.C.

PUBLIC BOARDS:	Director, CH Energy Group (NYSE-Audit, Comp. and Strategy/Finance) Director, The Gabelli Dividend & Income Trust Director, The Gabelli Global Deal Fund Board of Directors: Morgan Products, Ltd. (NYSE-Audit and Comp., sold to the Andersen Co.) and Noel Group Inc. (NYSE-Audit, distributed and liquidated)
PRIVATE COMPANY, INVESTMENT FUND AND EDUCATIONAL BOARDS:	The Sentinel Group (Audit and Comp., sold to Service Corp. Int'l) Director, Teton Advisors, Inc. Director, DB Hedge Strategies Fund, LLC and The Topiary Benefit Plan Investor Fund Director, Investcorp Hedge Fund of Funds I and II Trustee, Levco Series Trust Trustee Emeritus, The College of William & Mary Foundation Trustee, The William and Mary School of Business Foundation Board
FORMER ADVISORY BOARDS:	Advisor to the Executive Committee, Urdang Capital Management, Inc. Board of Advisors: Allen Value Partners, LLC, RFE Investment Partners, L.P. and Saugatuck Capital Company, L.P.
OTHER PRIOR POSITIONS AND PROFESSIONAL ORGANIZATIONS:	National Association of Corporate Directors Founding Member of Pension Managers Advisory Committee to NYSE Board of Directors Financial Executives Institute – Founder, CIEBA Committee Trustee, Newark Boys Chorus School American Institute of CPA's Maryland and New Jersey Association of CPA's Investment Technology Association National Economics Club Selected as one of the Outstanding Young Men in America by U.S. Jaycees. Who's Who in America, Finance and Industry
PERSONAL MEMBERSHIPS:	Canoe Brook Country Club (Summit, New Jersey) New York Athletic Club (NYC) Prior: Beacon Hill Club (Summit, New Jersey) Roxiticus Golf Club (Mendham, New Jersey) Country Club of Maryland (Towson, Maryland) Homewaters Club (Spruce Creek, Pennsylvania)

WALTER MILTON SCHENKER

PERSONAL BIOGRAPHY

ADDRESS AND CONTACT: 105 Windsor Drive
Pine Brook, NJ 07058

EDUCATION:
Bachelor of Arts Degree
  Cornell University, College of Arts & Science, 1969
Master of Business Administration
  Columbia University Graduate School of Business, 1971
Finance Major

CURRENT EMPLOYMENT: MAZ Capital Advisors LLC 2010-Present
1130 Route 46, Suite 22, Parsippany, NJ, 07054
Sole Principal

PRIOR EXPERIENCE:
1999-2010 - Titan Capital Management, LLC
  Primarily a hedge fund operating as TCMP3 Partners, LP
  One of three founders and Principals
  Only one down year and significantly outperformed S&P 500
  Partner retired in June 2010
1983-1999 - Worked at a series of buy side firms:
  Steinhardt Partners (hedge fund)
  Bear Stearns (derivatives desk)
  Gabelli & Company, Inc. (analyst/portfolio manager)
  Glickenhaus & Company (analyst/portfolio manager)
1971- 1983 - Worked as a sale side analyst for large brokerage firms:
  Lehman Brothers
  Drexel Burham Lambert
  Bear Stearns

PUBLIC BOARDS: None

REFERENCES:
Yakov Kogan – CEO – Cleveland Biolabs Inc.
  73 High Street, Buffalo, NY, 14203

Mark Emalfarb – CEO – Dyadic International
  140 Intercoastal Pointe Drive, Suite 404, Jupiter, FL, 33477

REFERENCES:

Ward Paxton – CEO – Intrusion, Inc.
1101 Arapaho Road, Richardson, TX, 75081

Jeff Parker – CEO – Parkervision, Inc.
8493 Baymeadows Way, Jacksonville, FL, 32256

Larry Sills – CEO – Standard Motor Products
3718 Northern Blvd., Long Island City, NY 11101

Brad Larson - Former CEO - Meadow Valley Corp.
Meza, AZ